UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November 2010

Commission File Number  000-50112

Newcastle Resources Ltd.
(Translation of registrant’s name into English)

Suite 605 – 475 Howe Street, Vancouver, British Columbia  V6C 2B3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes   [  ]  No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - [  ]

NEWCASTLE RESOURCES LTD.
Suite 605 – 475 Howe Street
Vancouver, BC  V6C 2B3
Telephone: (604) 684-4312   Fax: (604) 689-0646

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

TO BE HELD ON DECEMBER 14, 2010

AND

INFORMATION CIRCULAR

November 15, 2010

This document requires immediate attention.  If you are in doubt as to how to deal with the documents or matters referred to in this Information Circular, you should immediately contact your advisor.

NEWCASTLE RESOURCES LTD.
Suite 605 – 475 Howe Street
Vancouver, BC  V6C 2B3
Telephone: (604) 684-4312   Fax: (604) 689-0646

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF NEWCASTLE RESOURCES LTD.:

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of shareholders of Newcastle Resources Ltd. (the “Company”) will be held at the offices of Clark Wilson LLP, 8th Floor, 885 West Georgia Street, Vancouver, British Columbia, on Tuesday, December 14, 2010, at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1.	to receive the audited financial statements of the Company for the financial period ended December 31, 2009, and accompanying report of the auditors;

2.	to appoint Manning Elliott LLP, Chartered Accountants, as the auditors of the Company for the financial year ending December 31, 2010;

3.	to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the financial year ending December 31, 2010;

4.	to set the number of directors of the Company for the ensuing year at four (4);

5.	to elect, individually, Peter Jensen, David Hall, Matt Wayrynen and Rolf Hoffmann as the directors of the Company to serve until the next annual general meeting of the shareholders;

6.
to consider and if thought fit, to approve by special resolution, the continuance of the Company out of the Province of Ontario and into the Province of British Columbia and, upon continuance, the change of name of the Company from “Newcastle Resources Ltd.” to “RepliCel Life Sciences Inc.”, as more particularly set out in the Information Circular under the heading “Particulars of Matters to be Acted Upon – Continuance into British Columbia and Concurrent Name Change”;

7.	to approve and adopt the Company’s 2010 Stock Option Plan; and

8.	to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The board of directors of the Company has fixed November 9, 2010 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.  Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, BC  V6C 3B9, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 15th day of November, 2010.

By Order of the Board of Directors of

NEWCASTLE RESOURCES LTD.

/s/ John Toljanich
John Toljanich
President, Chief Executive Officer and Director

PLEASE VOTE.  YOUR VOTE IS IMPORTANT.  WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY FORM AND PROMPTLY RETURN IT IN THE ENVELOPE PROVIDED.

NEWCASTLE RESOURCES LTD.
Suite 605 – 475 Howe Street
Vancouver, BC  V6C 2B3
Telephone: (604) 684-4312   Fax: (604) 689-0646

INFORMATION CIRCULAR
November 15, 2010

INTRODUCTION

This Information Circular accompanies the Notice of Annual and Special Meeting of Shareholders (the “Notice”) and is furnished to the shareholders (the “Shareholders”) holding common shares (each, a “Share”) in the capital of Newcastle Resources Ltd. (the “Company”) in connection with the solicitation by the management of the Company of proxies to be voted at the annual and special meeting (the “Meeting”) of the Shareholders to be held at 10:00 a.m. on Tuesday, December 14, 2010 at Clark Wilson LLP, 8th Floor, 885 West Georgia Street, Vancouver, British Columbia, or at any adjournment or postponement thereof.

Date and Currency

The date of this Information Circular is November 15, 2010. Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact and such solicitation will be made without special compensation granted to the directors, regular officers and employees of the Company.  The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this Information Circular and related proxy materials to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders are entitled to vote at the Meeting.  A Shareholder is entitled to one vote for each Share that such Shareholder holds on November 9, 2010 (the “Record Date”) on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are proposed directors and/or officers of the Company.

A Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and act for or on behalf of that Shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy.

A Shareholder may exercise this right by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person, in the blank space provided in the form of proxy.

In order to be voted, the completed form of proxy must be received by the Company’s registrar and transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”), at its offices located at 510 Burrard Street, 3rd Floor, Vancouver, BC  V6C 3B9, or by the Company at the address set forth above, by mail or fax, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof.  Alternatively, the completed form of proxy may be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation.  If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at anytime, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the proxy.  If the instructions as to voting indicated in the proxy are certain, the Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy.  If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Shares represented will be voted or withheld from the vote on that matter accordingly.  The Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy.  It is intended that the Designated Persons will vote the Shares represented by the proxy in favour of each matter identified in the proxy, including the vote for the election of the nominees to the Company’s Board of Directors (the “Board”), the appointment of the auditors and other matters as described in this Information Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Shares on any matter, the Shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

NON-REGISTERED HOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most Shareholders are “non-registered” Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc. (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements set out in National Instrument 54-101 of the Canadian Securities Administrators (“NI 54-101”), the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Transfer Agent as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of a one page pre-printed form, the proxy authorization will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners).  Pursuant to NI 54-101, issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs.

These Meeting Materials are being sent to both registered Shareholders and Non-Registered Holders.  If you are a Non-Registered Holder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

All references to Shareholders in this Information Circular are to registered Shareholders, unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Shares without par value and an unlimited number of preferred shares.  As of the Record Date, determined by the Board to be the close of business on November 9, 2010, a total of 10,258,795 Shares were issued and outstanding and no preferred shares issued and outstanding. Each Share carries the right to one vote at the Meeting.

Only registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the Company’s directors and executive officers, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying more than 10% of the voting rights attached to the outstanding Shares of the Company.

NUMBER OF DIRECTORS

The Articles of the Company provide for the Board to consist of no fewer than three directors and no greater than a number as fixed or changed from time to time by majority approval of the Shareholders.

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at four (4). The number of directors will be approved if the affirmative vote of at least a majority of Shares present or represented by proxy at the Meeting and entitled to vote thereat are voted in favour of setting the number of directors at four (4).

Management recommends the approval of an ordinary resolution to set the number of directors of the Company at four (4).

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual meeting and hold office until the next annual meeting or until their successors are appointed in accordance with the Company’s Articles, or until such director’s earlier death, resignation or removal.  In the absence of instructions to the contrary, the enclosed form of proxy will be voted for the nominees listed in the form of proxy, none of whom are presently members of the Board.

As previously announced in a news release dated October 29, 2010, the Company has entered into a share exchange agreement (the “TrichoScience Agreement”) with TrichoScience Innovations Inc. (“TrichoScience”) and certain accepting shareholders of TrichoScience.  The Company concurrently entered into a share exchange agreement (the “583885 Agreement”) with 583885 B.C. Ltd. (“583885”) and the shareholders of 583885, including its principal shareholder, David Hall.  Pursuant to the terms of the TrichoScience Agreement, the parties agreed that, effective as of the closing of the TrichoScience Agreement, the current directors and officers of the Company will resign, with the exception of Brent Petterson who will remain as a director, and new directors and officers will be appointed.  The new directors are being nominated at the Meeting.  In the event that the closing of the TrichoScience Agreement occurs prior to the Meeting, the Company’s current directors and officers will resign at such closing, and the new directors and officers will be appointed.

Management of the Company proposes to nominate each of the following persons for election as a director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name Province/State Country of Residence and Position(s) with the Company(1)	Principal Occupation Business or Employment for Last Five Years(1)	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)(2)
David Hall(3) British Columbia, Canada Proposed President and Director
Mr. Hall is presently a consultant to the Life Sciences industry. From 1994 through 2008, Mr. Hall served in roles as Chief Financial Officer, Chief Compliance Officer and Senior Vice President of Government & Community Relations for Angiotech Pharmaceuticals Inc. He also acted as the Corporate Secretary and Treasurer of Angiotech. Mr. Hall is highly committed to governmental policy issues related to the biotech industry. He is a past Chairman of Life Sciences BC and currently serves as a Director of the International Finance Centre. He has served as the Chairman of the Biotech Industry Advisory Committee to the BC Competition Council and as a member of the BC Task Force on PharmaCare. Mr. Hall is also a member of the University of British Columbia’s Tech Equity Investment Committee and is a director and Chairman of the Audit Committee of GLG Lifetech Corporation.
		To be Nominated	Nil(5)
Peter Jensen(3)(4) British Columbia, Canada Proposed Chairman of the Board and Director
Mr. Peter K. Jensen holds a Bachelor of Science and two Law degrees from McGill University. Prior to obtaining his law degrees, he was engaged in diabetes research and medical clinic management. In 1981, he commenced the practice of law in the corporate and securities fields in British Columbia. Mr. Jensen has a wide range of legal counseling experience internationally and has a depth of experience in trans-border transactions. Mr. Jensen has been and is a director of a number of private and publicly traded companies and has assisted in the raising of finance for these companies in Canada, the United States, Europe, and Asia.
		To be Nominated	250,000(6)
Matt Wayrynen(3)(4) British Columbia, Canada Proposed Director and Vice President of Corporate Development
Mr. Wayrynen has extensive experience in venture capital management, startup financing and mergers and acquisitions.  He has been a director of a number of public companies trading in both Canada and the United States.  Mr. Wayrynen has been a member of the audit committee for some of such companies.  Most recently, he served as an executive director of Quinto Mining and was active in the sale of that company to Consolidated Thompson Iron Mines Ltd. in 2008.
		To be Nominated	Nil(7)
Rolf Hoffman(4) Freiburg, Germany Proposed Director and Chief Medical Officer
Dr. Hoffman is a researcher in the fields of alopecia, endocrinology of the hair follicle and hair follicle morphogenesis. He is currently a teaching Professor in the Department of Dermatology for Marburg University and he is the inventor of TrichoScan, the world’s first good clinical practices (GCP) approved technique to measure hair growth.
		To be Nominated	Nil(8)

(1)      Information has been furnished by the respective nominees individually.

(2)
The information as to Shares beneficially owned or over which a nominee exercises control or direction, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective nominees as at November 15, 2010.

(3)	Proposed member of the Audit Committee of the Company.

(4)	Proposed member of the Company’s proposed Compensation Committee.

(5)
Upon the closing of the TrichoScience Agreement and the 583885 Agreement (together, the “Agreements”), Mr. Hall will be issued additional Shares of the Company in an amount to be determined prior to the closing of the Agreements. All of the Shares issued to Mr. Hall in connection with the closing of the Agreements will be subject to a timed release schedule under an escrow agreement.

(6)
Upon the closing of the Agreements, Mr. Jensen will be issued additional Shares of the Company in an amount to be determined prior to the closing of the Agreements.  All of the Shares issued to Mr. Jensen in connection with the closing of the Agreements will be subject to a timed release schedule under a pooling agreement.

(7)
Upon the closing of the Agreements, Mr. Wayrynen will be issued additional Shares and preferred shares of the Company in amounts to be determined prior to the closing of the Agreements. All of the Shares issued to Mr. Wayrynen in connection with the closing of the Agreements will be subject to a timed release schedule under a pooling agreement and an escrow agreement, as applicable.

(8)
Upon the closing of the Agreements, Dr. Hoffmann will be issued additional Shares and preferred shares of the Company in amounts to be determined prior to the closing of the Agreements.  All of the Shares issued to Dr. Hoffmann in connection with the closing of the Agreements will be subject to a timed release schedule under a pooling agreement and an escrow agreement, as applicable.

Management does not contemplate that any of its nominees will be unable to serve as directors.  If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Shares represented by proxy for the election of any other persons as directors.

The Company operates with a standing Audit Committee, currently consisting of John Toljanich, Brent Petterson and Roy Brown.  Upon the closing of the TrichoScience Agreement, it is expected that Peter Jensen, Matt Wayrynen and David Hall will be appointed to the Audit Committee.

Management recommends the approval of each of the nominees listed above for election as directors of the Company for the ensuing year.

Corporate Cease Trade Orders

To the best of management’s knowledge, no proposed director of the Company is, or within the ten (10) years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

To the best of management’s knowledge, no proposed director of the Company has, within 10 years before the date of this Information Circular, been a director or officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

STATEMENT OF EXECUTIVE COMPENSATION

General

For the purpose of this Information Circular:

“CEO” of the Company means each individual who acted as chief executive officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

“CFO” of the Company means each individual who acted as chief financial officer of the Company or acted in a similar capacity for any part of the most recently completed financial year; and

“Named Executive Officers” or “NEO” means:

(a)	the Company’s CEO;

(b)	the Company’s CFO;

(c)
each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually, more than $150,000 as determined in accordance with applicable securities laws; and

(d)
any individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year.

Compensation Discussion and Analysis

During the Company’s most recently completed financial year, no compensation was awarded to the Company’s CEO.  A company controlled by the Company’s CFO received nominal compensation, as described below in the table entitled “Summary Compensation Table”, for the provision of accounting services and management services, respectively, to the Company.  There were no standard compensation arrangements, or other arrangements in addition to, or in lieu of, standard arrangements, under which the Named Executive Officers of the Company were compensated for services in their capacity as Named Executive Officers (including any additional amounts payable for committee participation or special assignments).  As the entire Board currently acts as the Company’s compensation committee, in the event that the Company determined to award compensation to its NEOs, the amount and form of such compensation would likely be determined by Board discussion.  Subsequent to the closing of the TrichoScience Agreement, the Company intends to appoint a compensation committee.

Option-Based Awards

None of the Company’s current directors and officers hold stock options to purchase Shares, although the Company has an incentive stock option plan that provides for the grant of incentive stock options to purchase Shares to its directors, officers and key employees and other persons providing ongoing services to the Company.  The Company’s stock option plan is administered by the Board.  The maximum number of Shares which may be reserved and set aside for issuance under the Company’s stock option plan is 10% of the issued and outstanding Shares on the date of issue.  Each option, upon its exercise, entitles the grantee to one Share.  The exercise price of Shares subject to an option will be determined by the Board at the time of grant.  Non-incentive stock options may be granted under the Company’s stock option plan for an exercise period of up to ten years from the date of grant of the option or such lesser periods as may be determined by the Board.  Incentive stock options may be granted under the Company’s stock option plan for an exercise period of up to five years from the date of grant.  At the Meeting, Shareholders will be asked to approve the Company’s 2010 Stock Option Plan.  For more information, see “Particulars of Matters to be Acted Upon – Approval of 2010 Stock Option Plan”.

Summary Compensation Table

Particulars of compensation paid to each NEO in the two most recently completed financial years are set out in the table below:

Name and Principal Position	Year	Salary	Share-based Awards(2)	Option-based Awards(3)	Non-equity Incentive Plan Compensation(1)		Pension Value	All Other Compens-ation	Total Compens-ation
					Annual Incentive Plans	Long-term Incentive Plans
John Toljanich(4) President, Secretary, CEO and Director	2009 2008	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	500 Nil	500 Nil
Brent Petterson(5) CFO and Director	2009 2008	$33,000(6) $22,000(6)	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$33,000 $22,000

(1)	“Non-equity Incentive Plan Compensation” includes all compensation under an incentive plan or portion of an incentive plan that is not an equity incentive plan.

(2)
“Share-based Awards” means awards under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

(3)
“Option-based Awards” means awards under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

(4)	John Toljanich was appointed a director of the Company on March 13, 2008 and the president, secretary and CEO on May 8, 2008.

(5)	Brent Petterson was appointed a director of the Company on February 15, 2008 and CFO on May 8, 2008.

(6)
MBP Management Ltd., a company controlled by Brent Petterson, received $33,000 from the Company for management services during the fiscal year ended December 31, 2009 and $22,000 from the Company for management services during the fiscal year ended December 31, 2008.

Narrative Discussion

No cash compensation was paid to any of the Company’s NEOs for services during the fiscal year ended December 31, 2009.  The Company has no formal plan for compensating its NEOs for their service in their capacity as NEOs, although such NEOs are expected in the future to receive stock options to purchase Shares as awarded by the Board.

Other than as set forth in the foregoing, no NEO of the Company has received, during the most recently completed financial year, compensation pursuant to:

(a)	any standard arrangement for the compensation of NEOs for their services in their capacity as NEOs, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of NEOs in their capacity as NEOs; or

(c)	any arrangement for the compensation of NEOs for services as consultants or expert.

Incentive Plan Awards

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period.  An “incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan.

Outstanding Share-Based Awards and Option-Based Awards

The Company did not grant any share-based awards or option-based awards to the NEOs during the most recently completed financial year.  None of the Company’s NEOs hold any options to acquire Shares.

Incentive Plan Awards – Value Vested or Earned During the Year

The Company did not have any share-based awards or option-based awards outstanding as at the most recently completed year end.

Pension Plan Benefits

The Company does not currently have a defined benefit plan or any pension plans that provide for payments or benefits following, or in connection with, retirement.  No funds were set aside or accrued by the Company during the fiscal year ended December 31, 2009 to provide pension, retirement or similar benefits for its directors or officers pursuant to any existing plan provided or contributed to by the Company.

Defined Benefits Plans

The Company does not have a pension plan that provides for payments or benefits at, following, or in connection with retirement, excluding defined contribution plans, nor did any such plan exist as at December 31, 2009.

Defined Contribution Plans

The Company does not have a pension plan that provides for payments or benefits at, following or in connection with retirement, excluding defined benefit plans, nor did any such plan exist as at December 31, 2009.

Deferred Compensation Plans

The Company does not have any deferred compensation plan with respect to any NEO, nor did any such plan exist as at December 31, 2009.

Termination and Change of Control Benefits

The Company has no contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer, at, following or in connection with, any termination (whether voluntary, involuntary or constructive), resignation, retirement, change of control of the Company or change in a Named Executive Officer’s responsibilities.

Director Compensation

We paid $1,000 to directors of our company for services as directors during the fiscal year ended December 31, 2009. We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase Shares as awarded by the Board or (as to future stock options) a compensation committee which the Company intends to establish upon the closing of the TrichoScience Agreement.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board. The Board may award special remuneration to any director undertaking any special services on its behalf other than services ordinarily required of a director.

Outstanding Share-Based Awards and Option-Based Awards for Directors

The Company did not grant any share-based awards or option-based awards to the directors of the Company during the most recently completed financial year.  None of the Company’s directors hold any options to acquire Shares.

Incentive Plan Awards – Value Vested or Earned During the Year

The Company did not have any outstanding share-based awards or option-based awards at the most recently completed year end.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has an incentive stock option plan that provides for the grant of incentive stock options to purchase Shares to its directors, officers and key employees and other persons providing ongoing services to the Company.  The Company’s stock option plan is administered by the Board.  The maximum number of Shares which may be reserved and set aside for issuance under the Company’s stock option plan is 10% of the issued and outstanding Shares on the date of issue.  Each option, upon its exercise, entitles the grantee to one Share.  The exercise price of Shares subject to an option will be determined by the Board.  Non-incentive stock options may be granted under the Company’s stock option plan for an exercise period of up to ten years from the date of grant of the option or such lesser periods as may be determined by the Board.  Incentive stock options may be granted under the Company’s stock option plan for an exercise period of up to five years from the date of grant. At the Meeting, Shareholders will be asked to approve the Company’s 2010 Stock Option Plan.  For more information, see “Particulars of Matters to be Acted Upon – Approval of 2010 Stock Option Plan”.

The following table sets forth, as of the end of the Company’s most recently completed financial year, the number of securities to be issued upon exercise of outstanding stock options, the weighted-average exercise price and the number of securities remaining to be issued under equity compensation plans approved and not approved by the Shareholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	Nil	Nil	1,025,880(1)
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	Nil	Nil	Nil

(1)	Being 10% of the 10,258,795 Shares issued and outstanding as of November 9, 2010.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Shares, or who exercises control or direction of Shares, or a combination of both, carrying more than ten percent of the voting rights attached to the Shares outstanding (an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, other than an interest arising solely from the ownership of Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all Shareholders.

Since the beginning of the Company’s fiscal year ended December 31, 2009 up to November 15, 2010, the Company entered into the following related party transactions:

(a)	The Company incurred management fees of $22,000 and directors’ fees of $1,000 during the year ended December 31, 2009; and

(b)	The Company incurred management fees of $33,000 and directors’ fees of $1,000 during the period from January 1, 2010 to November 15, 2010.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Manning Elliott LLP, Chartered Accountants, of Vancouver, British Columbia, as auditor of the Company, to hold office until the close of the next annual meeting of the Company, at a remuneration to be fixed by the Board.

Bedford Curry & Co, Chartered Accountants, was first appointed auditor of the Company on April 20, 2004.  Effective January 1, 2006, Bedford Curry & Co merged with Manning Elliott LLP, Chartered Accountants, and subsequent to that date, carried on business under the name Manning Elliott LLP.

Management recommends the appointment of Manning Elliott, LLP, Chartered Accountants, to serve as auditor of the Company for the fiscal year ending December 31, 2010.

AUDIT COMMITTEE DISCLOSURE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”), a reporting issuer is required to provide disclosure with respect to its Audit Committee, including the text of the Audit Committee Charter, information regarding composition of the Audit Committee, and the fees paid to the external auditor. The Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

The following Audit Committee Charter was adopted by the Company’s Audit Committee and the Board:

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Company’s Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

•	serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;

•	review and appraise the performance of the Company’s external auditors; and

•	provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of a minimum of three directors as determined by the Board of Directors.  If the Company ceases to be a “venture issuer” (as that term is defined in NI 52-110), then all of the members of the Committee shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

If the Company ceases to be a “venture issuer” (as that term is defined in NI 52-110), then all members of the Committee shall have accounting or related financial management expertise.  All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1.           Documents/Reports Review

(a)	review and update this Audit Committee Charter annually; and

(b)
review the Company’s financial statements, MD&A and any annual and interim earnings press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

2.           External Auditors

(a)
review annually, the performance of the external auditors who shall be ultimately accountable to the Company’s Board of Directors and the Committee as representatives of the shareholders of the Company;

(b)	obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1;

(c)	review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;

(d)
take, or recommend that the Company’s full Board of Directors take appropriate action to oversee the independence of the external auditors, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(e)	recommend to the Company’s Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval;

(f)	recommend to the Company’s Board of Directors the compensation to be paid to the external auditors;

(g)
at each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements;

(h)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;

(i)	review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements; and

(j)
review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)
the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided,

(ii)	such services were not recognized by the Company at the time of the engagement to be non-audit services, and

(iii)
such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

3.           Financial Reporting Processes

(a)	in consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external;

(b)	consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;

(c)	consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management;

(d)	review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;

(e)
following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(f)	review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements;

(g)	review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;

(h)	review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

(i)	review the certification process;

(j)	establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(k)	establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

4.           Other

(a)	review any related-party transactions;

(b)	engage independent counsel and other advisors as it determines necessary to carry out its duties; and

(c)	to set and pay compensation for any independent counsel and other advisors employed by the Committee.

Composition of the Audit Committee

As of the date of this Information Circular, the following are the members of the Audit Committee:

John Toljanich	Not independent	Financially literate
Brent Petterson	Not Independent	Financially literate
Roy Brown	Independent	Financially literate

If each of the proposed nominee directors are elected at the Meeting, the following are expected to be the members of the Audit Committee:

Peter Jensen	Not independent	Financially literate
David Hall	Not Independent	Financially literate
Matt Wayrynen	Not Independent	Financially literate

Relevant Education and Experience

The relevant education and experience of the current members of our Audit Committee is as follows:

John Toljanich

Mr. Toljanich is a retired businessman with extensive involvement as a director of public resource and energy companies over the past fifteen years.

Brent Petterson

Mr. Petterson is a Certified General Accountant. He has extensive experience in financial reporting matters associated with public companies.  He is currently a director of Garibaldi Resources Corp. and the Chief Financial Officer of Sniper Resources Ltd.

Roy Brown

Mr. Brown has been a director of several public resource and energy companies. He is the president of Roymor Market Services Inc., a private company in the business of assisting public companies in identifying sources of capital.

The relevant education and experience of the proposed members of our Audit Committee is as follows:

David Hall

From 1994 through 2008, Mr. Hall served in roles as Chief Financial Officer, Chief Compliance Officer and Senior Vice President of Government & Community Relations for Angiotech Pharmaceuticals Inc. He also acted as the Corporate Secretary and Treasurer of Angiotech. He is a past Chairman of Life Sciences BC and currently serves as a Director of the International Finance Centre. He has served as the Chairman of the Biotech Industry Advisory Committee to the BC Competition Council and as a member of the BC Task Force on PharmaCare. Mr. Hall is also a member of the University of British Columbia’s Tech Equity Investment Committee and is a director and Chairman of the Audit Committee of GLG Lifetech Corporation.

Peter Jensen

Mr. Peter K. Jensen holds a Bachelor of Science and two Law degrees from McGill University. Prior to obtaining his law degrees, he was engaged in diabetes research and medical clinic management. In 1981, he commenced the practice of law in the corporate and securities fields in British Columbia. Mr. Jensen has a wide range of legal experience internationally and has a depth of experience in trans-border transactions. Mr. Jensen has been and is a director of a number of private and publicly traded companies and has assisted in the raising of finance for these companies in Canada, the United States, Europe and Asia.  He has been a member of various audit committees over the past 20 years, including for companies listed on senior US stock exchanges.  He has the education and experience to understand legal and financial issues.

Matt Wayrynen

Mr. Wayrynen has twenty years’ experience in venture capital management, startup financing and mergers and acquisitions.  He has been a director of a number of public companies trading in both Canada and the United States.  Mr. Wayrynen has been a member of the audit committee for some of such companies.  He has spent time assisting in the compilation and review of financial statements for various companies, working with chief financial officers, controllers and corporate secretaries who assemble information for review by a company’s audit committee. Most recently, he served as an executive director of Quinto Mining and was active in the sale of that company to Consolidated Thompson Iron Mines Ltd. in 2008.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company’s Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in section 2.4 or Part 8 of NI 52-110.  Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided.  Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the Audit Committee Charter under the heading “External Auditors”.

External Auditor Service Fees (By Category)

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements.  “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, advice and planning.  “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2009	$20,000	$750	Nil	Nil
December 31, 2008	$22,500	$585	Nil	Nil

(1)	“Audit fees” means fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year.

(2)
“Audit-related fees” are fees not included in the fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements.

(3)	“Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.

(4)	“All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

Exemption

The Company is relying on the exemption provided by section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed other than by the directors or executive officers of the Company.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 Corporate Governance Guidelines, as adopted by the British Columbia Securities Commission, provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, National Instrument 58-101 Disclosure of Corporate Governance Practices, as adopted by the Canadian Securities Administrators, prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the Board.  During the fiscal year ended December 31, 2009, the Board acted by consent resolution on six occasions.

Mr. Brown is “independent” in that he is independent and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with his ability to act in the best interests of the Company.  As Mr. Toljanich is the president and chief executive officer of the Company and Mr. Brent Petterson is the chief financial officer of the Company, they are not considered independent.

Directorships

The following table describes which of our current directors are also directors of other reporting issuers (or the equivalent in another jurisdiction):

Name of Director of the Company	Names of Other Reporting Issuers
John Toljanich	None
Brent Petterson	Garibaldi Resources Corp.
Roy Brown	None

The following nominees for director positions are also directors of the following other reporting issuers (or the equivalent in another jurisdiction):

Name of Director of the Company	Names of Other Reporting Issuers
Peter Jensen	None
David Hall	None
Matt Wayrynen	Golden Odyssey Mining Inc.
Rolf Hoffmann	None

Orientation and Continuing Education

The Board briefs all new directors with respect to the policies of the Board and other relevant corporate and business information.  The Board does not provide any continuing education.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law, and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of Shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time, support for the Company’s mission and strategic objectives, and a willingness to serve.

Compensation

The Board conducts reviews with regard to the compensation of the directors and the chief executive officer once a year.  To make its recommendations on such compensation, the Board takes into account the types of compensation and the amounts paid to directors and officers of comparable publicly traded Canadian companies.

Other Board Committees

The Board has no committees other than the Audit Committee.

Assessments

The Board regularly monitors the adequacy of information given to directors, communications between the Board and management, and the strategic direction and processes of the Board and the Audit Committee.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no director or executive officer of the Company, who was a director or executive officer since the beginning of the Company’s last financial year, no proposed nominee for election as a director of the Company, and no associates or affiliates of any such directors, executive officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Shares or other securities of the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the approval of the Plan.

PARTICULARS OF MATTERS TO BE ACTED UPON

Continuance into British Columbia and Concurrent Name Change

The Shareholders will be asked to consider and, if thought appropriate, approve, a special resolution authorizing the Board, in its sole discretion, to apply for continuance (the “Continuance”) of the Company out of the Province of Ontario under the provisions of the Business Corporations Act (Ontario) (the “Ontario Act”) and into the Province of British Columbia under the provisions of the Business Corporations Act (British Columbia) (the “BC Act”).  Upon the Continuance, the Company proposes to change its name from “Newcastle Resources Ltd.” to “RepliCel Life Sciences Inc.” (the “Name Change”), or such other name as may be approved by the Board, in its sole discretion, and is acceptable to the British Columbia Registrar of Companies.

Management and the Board are of the view that the Continuance and the Name Change are in the best interests of the Company as the Company’s head office and its management are located in British Columbia.

Accordingly, at the Meeting, management intends to seek Shareholder approval for the Continuance into British Columbia and the concurrent Name Change. The Name Change is subject to the approval of the British Columbia Registrar of Companies. If the Continuance and Name Change are approved by Shareholders, the Company intends to file with the British Columbia Registrar of Companies, under the BC Act, an application for the Continuance. The application for Continuance will include the Company’s proposed Notice of Articles and proposed Articles, and will be available for review at the Meeting.

In accordance with the provisions of the Ontario Act, the special resolution approving the Continuance and the Name Change will require the approval of not less than 66.67% of the votes cast at the Meeting.

The following is a summary comparison of the provisions of the BC Act and the Ontario Act:

Comparison Between the BC Act and the Ontario Act

The following is a summary only of certain differences between the BC Act, the statute that will govern the corporate affairs of the Company upon the Continuance, and the Ontario Act, the statute which currently governs the corporate affairs of the Company.

In approving the Continuance, the Shareholders will be approving the adoption of a Notice of Articles and Articles for the Company and will be agreeing to hold securities in a company governed by the BC Act. This Information Circular summarizes some of the differences that could materially affect the rights and obligations of Shareholders after giving effect to the Continuance. In exercising their vote, Shareholders should consider the distinctions between the BC Act and the Ontario Act, only some of which are outlined below.

Notwithstanding the alteration of Shareholders’ rights and obligations under the BC Act and the proposed Articles of the Company, the Company will still be bound by applicable securities legislation.

Nothing that follows should be construed as legal advice to any particular Shareholder, all of whom are advised to consult their own legal advisors respecting all of the implications of the Continuance.

Charter Documents

Under the BC Act, the charter documents will consist of “Notice of Articles”, which sets forth the name of the Company and the amount and type of authorized capital, and “Articles” which govern the management of the Company (collectively, the “Charter Documents”). The Notice of Articles is filed with the Registrar of Companies and the Articles are filed only with the Company’s registered and records office.

Under the Ontario Act, the Company has “articles”, which set forth the name of the Company and the amount and classes of authorized share capital, and “bylaws” which govern the management of the Company. The articles are filed with the Director under the Ontario Act and the bylaws are filed with the Company’s registered and records office.

If Shareholders approve the Continuance, the Notice of Articles and Articles under the BC Act will provide for unlimited authorized capital consisting of Shares without par value, which is the same as it is under the Ontario Act. The Continuance to British Columbia and adoption of the new Charter Documents will not result in any substantive changes to the constitution, powers or management of the Company, except as previously described.

Therefore, the current articles and bylaws of the Company, which are suitable for a company governed by the Ontario Act and not for a corporation governed by the BC Act, will have to be changed to Charter Documents that are suitable for a British Columbia corporation. The repeal of the existing articles and bylaws of the Company and the adoption of the Notice of Articles and Articles has been approved by the directors. Upon the Continuance becoming effective, the former articles and bylaws of the Company will be repealed and replaced with the Notice of Articles and Articles.

The Articles will be mailed to any Shareholder, free of charge, who requests a copy and copies thereof will also be available for review at the Meeting.

Amendments to the Charter Documents of the Company

If the Articles do not specify the type of resolution, any substantive change to the corporate charter of a corporation under the BC Act, such as an alteration of the restrictions, if any, on the business carried on by a corporation, or an increase or reduction of the authorized capital of a corporation, requires a special resolution passed by the majority of votes that the Articles of the corporation specify is required, if that specified majority is at least two-thirds and not more than three-quarters of the votes cast on the resolution or, if the Articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution. Other fundamental changes such as a proposed amalgamation or continuance of a corporation out of the jurisdiction require a similar special resolution passed by holders of each class entitled to vote at a general meeting of the corporation and the holders of all classes of shares adversely affected by an alteration of special rights and restrictions.

Under the Ontario Act, certain fundamental changes require a special resolution passed by not less than two-thirds of the votes cast by the Shareholders voting on the resolution authorizing the alteration at a special meeting of Shareholders and, in certain instances, where the rights of the holders of a class or series of shares are affected differently by the alteration than those of the holders of other classes or series of shares, a special resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class or series so affected, whether or not they are otherwise entitled to vote. Authorization to amalgamate an Ontario Act corporation requires that a special resolution in respect of the amalgamation be passed by the holders of each class or series of shares, entitled to vote thereon. The holders of a class or series of shares of an amalgamating corporation, whether or not they are otherwise entitled to vote, are entitled to vote separately as a class or series in respect of an amalgamation if the amalgamation agreement contains a provision that, if contained in a proposed amendment to the articles, would entitle such holders to vote separately as a class or series under section 170 of the Ontario Act.

Sale of Company’s Undertaking

Under the BC Act, the Company may sell, lease or otherwise dispose of all or substantially all of the undertaking of the Company only if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution passed by the majority of votes that the Articles of the Company specify is required for the Company to pass a special resolution at a general meeting, such that a two-thirds majority vote will be required in the event of a sale of the Company’s undertaking.

Under the Ontario Act, the approval of the shareholders of a corporation represented at a duly called meeting to which are attached not less than two-thirds of the votes entitled to vote upon a sale, lease or exchange of all or substantially all of the property of the corporation, other than in the ordinary course of business, and, where the class or series is affected by the sale, lease or exchange in a manner different from another class or series, the holders of the shares of that class or series are entitled to vote separately as a class or series. Each share of the corporation carries the right to vote in respect of the sale, lease or exchange whether or not it otherwise carries the right to vote.

Rights of Dissent and Appraisal

The BC Act provides that Shareholders who dissent to certain actions being taken by the Company may exercise a right of dissent and require the Company to purchase the shares held by such Shareholder at the fair value of such shares. The dissent right is applicable where any court order permits the dissent or where the Company proposes:

(a)	by resolution to alter the articles to alter restrictions on the powers of the Company or on the business it is permitted to carry on;

(b)	by resolution to adopt an amalgamation agreement;

(c)	by resolution to approve an amalgamation into a foreign jurisdiction;

(d)	by resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	by resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the Company’s undertaking;

(f)	by resolution to authorize the continuance of the Company into a jurisdiction other than BC; or

(g)	to ask Shareholders to approve any other resolution, if dissent is authorized by the resolution.

The Ontario Act contains a similar dissent remedy, although the procedure for exercising this remedy is different than that contained in the BC Act.

Oppression Remedies

Under the BC Act, a Shareholder, or any other person whom the court considers to be an appropriate person to make an application, has the right to apply to court on the grounds that:

(a)
the affairs of the Company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the Shareholders, including the applicant, or

(b)
some act of the Company has been done or is threatened, or that some resolution of the Shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the Shareholders, including the applicant.

On such an application, the court may make such order as it sees fit including an order to prohibit any act proposed by the Company.

The Ontario Act contains rights that are expressed to be available to a larger class of complainants. Under the Ontario Act, a Shareholder, former shareholder, director, or former director, officer, or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, or the business or affairs of the corporation or its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any security holder, creditor, director or officer.

Shareholder Derivative Actions

Under the BC Act, a shareholder or director of the Company may, with leave of the court, prosecute a legal proceeding in the name and on behalf of the Company to enforce a right, duty or obligation owed to the Company that could be enforced by the Company itself or to obtain damages for any breach of such a right, duty or obligation.

A broader right to bring a derivative action is contained in the Ontario Act, and this right extends to officers, former shareholders, former directors and former officers of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the Ontario Act permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries.

Place of Meetings

Under the BC Act, general meetings of shareholders are to be held in British Columbia or may be held, at a location outside of British Columbia, if:

(a)	the location is provided for in the Articles;

(b)
the Articles do not restrict the Company from approving a location outside of British Columbia, the location is approved by the resolution required by the Articles for that purpose, or, if no resolution is specified, the location is approved by ordinary resolution before the meeting is held; or

(c)	the location is approved in writing by the Registrar of Companies before the meeting is held.

Subject to the Articles or any unanimous shareholder agreement, the Ontario Act permits meetings of Shareholders to be held inside or outside of Ontario.

Directors

The BC Act and Ontario Act both provide that the Company, as a reporting company, must have a minimum of three directors. The Ontario Act does not have any provincial residency requirements for directors, but does require that at least 25% must be Canadian residents. Where there are less than four directors, at least one director must be a Canadian resident. The BC Act has neither Canadian nor provincial residency requirements for directors.

The complete text of the special resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without amendment, is as follows:

“BE IT RESOLVED, as a special resolution, that, subject to regulatory approval:

1.
The Company be and is hereby authorized to apply to the Director under the Ontario Act (the “Director”) for authorization, pursuant to Section 181 of the Ontario Act, to discontinue the Company from the Province of Ontario and the provisions of the Ontario Act and to apply to the British Columbia Registrar of Companies under the BC Act for a Certificate of Continuation continuing the Company as if it had been incorporated under the BC Act (the “Continuance”);

2.
Upon the Continuance under the BC Act, the name of the Company be changed from “Newcastle Resources Ltd.” to “RepliCel Life Sciences Inc.” or such other name as may be approved by the directors of the Company, in their sole discretion, and as may be acceptable to any regulatory body having jurisdiction (the “Name Change”);

3.
Any one or more of the directors or officers of the Company be and are hereby authorized to do, sign and execute all such further things, deeds, documents or writings necessary or desirable to effect the Continuance and the Name Change;

4.	Subject to, and conditional upon, the authorization of the Director pursuant to Section 181 of the Ontario Act:

(a)
any one or more directors or officers of the Company be and are hereby authorized and directed to make application to the British Columbia Registrar of Companies for a Certificate of Continuation of the Company pursuant to Section 302 of the BC Act; and

(b)
any one or more directors or officers of the Company be and are hereby authorized to take all such actions and execute and deliver all such documents in connection with the application to the British Columbia Registrar of Companies for a Certificate of Continuation under the BC Act including, without limitation, filing an application for the Continuance and Notice of Articles in the forms prescribed by the BC Act, and certifying that the Company is in good standing and that the Continuance will not adversely affect the Company’s shareholders’ or creditors’ rights;

5.
In connection with the Continuance, the Company be and is authorized to adopt Articles prepared in accordance with the requirements of the BC Act in substitution for the existing By-Laws of the Company;

6.
The directors of the Company, in their sole and complete discretion, be and are hereby authorized to abandon the application for the Continuance without further authorization of the shareholders of the Company if, in their discretion, the directors deem such abandonment to be advisable;

7.
The directors of the Company, in their sole and complete discretion, be and are hereby authorized to choose not to effect the proposed Name Change, notwithstanding shareholder approval of the Name Change; and

8.
Any one director or officer of the Company be and is authorized and directed on behalf of the Company to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things as may be necessary or desirable to give effect to these resolutions.”

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed otherwise in such form of proxy, to vote such proxies FOR the special resolution of Shareholders to approve the Continuance and the Name Change.

Rights of Dissent to the Continuance

Under section 185(1) of the Ontario Act, a Shareholder of the Company is entitled to dissent to the aforementioned special resolution pertaining to the continuance (the “Continuance Resolution”) and be paid the fair value of its Shares if the Shareholder objects to the Continuance Resolution and the Company makes it effective.

Under section 185(6) of the Ontario Act, if a Shareholder (a “Dissenting Shareholder”) wishes to object to the Continuance, he or she may, until the date of the Meeting, give the Company a written notice of dissent (a “Dissent Notice”) with respect to the Continuance Resolution by prepaid mail or personal delivery to the Company, Suite 605 – 475 Howe Street, Vancouver, BC  V6C 2B3.

Upon receipt of a Dissent Notice the Company shall, within 10 days of the passing of the Continuance Resolution send notice to each Dissenting Shareholder that the Continuance Resolution has been adopted. Upon receipt of such notice from the Company, the Dissenting Shareholder has 20 days to send to the Company demand for payment (the “Demand for Payment”), which must include the Dissenting Shareholder’s name and address and the number of Shares which the Dissenting Shareholder owns. Any Shareholder that wishes to exercise their rights of dissent should consult their own legal counsel with respect to properly exercising their legal rights of dissent.

Director Discretion

If the Continuance Resolution is passed, the directors of the Company reserve the right not to proceed with the transactions contemplated by the Continuance Resolution, including the proposed Name Change. Shareholders should be aware that the directors may not proceed with the Continuance if they receive a material number of Dissent Notices. In such a case, those Shares owned by the Dissenting Shareholders will not be purchased if the Company abandons the Continuance.

Recommendation of the Board

The Board has concluded that the Continuance and the proposed Name Change are in the best interests of the Company and the Shareholders. The Board unanimously recommends that the Shareholders vote in favour of the Continuance and the Name Change.

Approval of the 2010 Stock Option Plan

At the Meeting, Shareholders will be asked to approve the adoption of the Company’s 2010 Stock Option Plan (the “Plan”), which provides for the grant of options to acquire Shares to directors, officers, key employees and consultants of the Company and its subsidiaries. The Plan is being submitted to Shareholders for approval to obtain favorable federal income tax treatment for incentive stock options under Section 422 of the United States Internal Revenue Code and to comply with certain stock exchange rules in order to support the Company’s potential to pursue listing on a stock exchange in the future. A copy of the Plan is attached hereto as Schedule “A”. The following summary of the material features of the Plan is qualified in its entirety by reference to the complete text of the Plan.

The purpose of the Plan is to retain the services of valued key employees, directors, officers and consultants and to encourage such persons with an increased incentive to make contributions to the Company. Under the Plan, eligible employees, consultants, and such other persons, other than directors, subject to tax in the United States who are not eligible employees, may receive awards of “non-qualified stock options.”  Also under the Plan, individuals who, at the time of the option grant, are employees of the Company or any “Related Company”, as defined in the Plan, who are subject to tax in the United States, may receive “incentive stock options”.  Non-United States residents may receive awards of “options.”

The Board has determined that it is advisable and in the best interests of the Company and the Shareholders to adopt the Plan.  The Board believes that adoption of the Plan is in the best interests of the Company and the Shareholders because the ability to grant stock options under the Plan is an important factor in attracting, retaining and stimulating qualified and distinguished personnel with proven ability and vision to serve as employees, officers, consultants or members of the Board of the Company and its subsidiaries.

The Plan will be administered initially by the Board except that the Board may, in its discretion, establish a committee of two or more members of the Board to administer the plan, which committee may be an executive, compensation or other committee, including a separate committee especially created for this purpose.  The Board, or, if applicable, the committee, is referred to as the “plan administrator” in the Plan.  The plan administrator will have the authority to determine the terms and conditions of any agreements evidencing any award granted under the Plan and to establish, amend, suspend or waive any rules and regulations relating to the Plan. The plan administrator will have full discretion to administer and interpret the Plan and to determine, among other things, the time or times at which awards may be exercised and whether and under what circumstances an award may be exercised.

The plan administrator is authorized to grant options to acquire Shares in an amount equal to up to 10% of the outstanding Shares at the time of the grant.   In general, if awards under the Plan are for any reason cancelled, or expire or terminate unexercised, the Shares covered by such options will again be available for the grant of awards under the Plan.

The maximum number of Shares with respect to which any stock option may be granted under the Plan during any fiscal year to any eligible employee or consultant or other person as determined by the plan administrator will be such number of Shares as determined by the plan administrator from time to time.  If there is any change in our corporate capitalization, the plan administrator, in its sole discretion, may make substitutions or adjustments to the number of shares reserved for issuance under the Plan, the number of shares covered by awards then outstanding under the Plan, the limitations on awards under the Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine to be equitable.

The plan administrator may grant nonqualified stock options and incentive stock options (only to eligible employees) to purchase Shares. The plan administrator will determine the number of Shares subject to each option, the term of each option (which may not exceed ten years (or five years in the case of an incentive stock option granted to a 10% Shareholder)), the exercise price, the vesting schedule (if any), and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of the common stock at the time of grant (or, in the case of an incentive stock option granted to a 10% stockholder, 110% of fair market value).

 Stock options will be exercisable at such time or times and subject to such terms and conditions as determined by the plan administrator at grant. Upon the exercise of an option, the optionee must make payment of the full exercise price, either in cash, check, bank draft or money order or on such other terms and conditions as may be acceptable to the plan administrator.

Notwithstanding any other provision of the Plan, the Board may at any time amend any or all of the provisions of the Plan, or suspend or terminate it entirely, retroactively or otherwise; provided, however, that, unless otherwise required by law or specifically provided in the Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant and, provided further that the approval of the Shareholders would need to be obtained to the extent required by applicable laws.

Awards granted under the Plan are generally nontransferable (other than by will or the laws of descent and distribution), except that, subject to applicable laws, the plan administrator may provide for the transferability of incentive stock options without payment of consideration to immediate family members of an optionee or to trusts or partnerships or limited liability companies exclusively for the benefit of an optionee and the optionee’s immediate family members.  Alternatively, for non-qualified stock options, an optionee’s heirs or administrators may exercise any portion of an optionee’s outstanding options within one year of an optionee’s death.

At the Meeting, the Shareholders will be asked to pass an ordinary resolution, the text of which will be in substantially the following form:

“BE IT RESOLVED as an ordinary resolution, that:

1.	The 2010 Stock Option Plan (the “Plan”) be and is hereby authorized, approved and adopted;

2.
The Board of Directors be authorized on behalf of the Company to make any amendments to the Plan as may be required by regulatory authorities, without further approval of the Shareholders, in order to ensure adoption of the Plan or to ensure the compliance of the Plan with applicable regulatory requirements; and

3.
Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to this resolution, including making any amendments to the Plan as may be required by regulatory authorities, without further approval of the Shareholders.”

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed otherwise in such form of proxy, to vote such proxies FOR the ordinary resolution of Shareholders to approve and adopt the Plan.

Recommendation of the Board

The Board has concluded that the approval and the adoption of the Plan are in the best interests of the Company and the Shareholders. The Board unanimously recommends that the Shareholders vote in favour of the approval and the adoption of the Plan.

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the persons named in the enclosed form of proxy intend to vote on any poll in accordance with his or her best judgment, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information about the Company can be obtained free of charge through the SEDAR website at www.sedar.com.  Shareholders may also contact Brent Petterson, Chief Financial Officer at Suite 605 – 475 Howe Street, Vancouver, British Columbia  V6C 2B3, Telephone: 604.684.4312, Facsimile: 604.689.0646, to request copies of the Company’s financial statements and the related Management’s Discussion and Analysis (the “MD&A”).  Financial information is provided in the Company’s comparative financial statements and MD&A for its financial year ended December 31, 2009.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder of the Company entitled thereto, and to the appropriate regulatory agencies, has been authorized by the Board.

Dated at Vancouver, British Columbia, the 15th day of November, 2010.

ON BEHALF OF THE BOARD

NEWCASTLE RESOURCES LTD.

/s/ John Toljanich
John Toljanich
President, Chief Executive Officer and Director

SCHEDULE “A”

NEWCASTLE RESOURCES LTD.

2010 STOCK OPTION PLAN

This 2010 Stock Option Plan (the “Plan”) provides for the grant of options to acquire shares of common stock (the “Common Stock”), of Newcastle Resources Ltd., an Ontario company (the “Company”).  For the purposes of Eligible Employees (as defined below) who are subject to tax in the United States, stock options granted under this Plan that qualify under Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”), are referred to in this Plan as “Incentive Stock Options”.  Incentive Stock Options and stock options that do not qualify under Section 422 of the Code (“Non-Qualified Stock Options”) and stock options granted to non-United States residents under this Plan are referred to collectively as “Options”.

1.	PURPOSE

1.1                      The purpose of this Plan is to retain the services of directors, officers, valued key employees and consultants of the Company and subsidiaries of the Company, and such other persons as the Plan Administrator shall select in accordance with Section 3 below, and to encourage such persons to acquire a greater proprietary interest in the Company, thereby strengthening their incentive to achieve the objectives of the shareholders of the Company, and to serve as an aid and inducement in the hiring of new employees and to provide an equity incentive to consultants and other persons selected by the Plan Administrator.

1.2                      This Plan shall at all times be subject to all legal requirements relating to the administration of stock option plans, if any, under applicable Canadian federal and provincial securities laws, United States federal and state securities laws, the Code, the rules of any applicable stock exchange or stock quotation system, and the rules of any foreign jurisdiction applicable to Options granted to residents therein (collectively, the “Applicable Laws”).

2.	ADMINISTRATION

2.1                      This Plan shall be administered initially by the Board of Directors of the Company (the “Board”), except that the Board may, in its discretion, establish a committee composed of two (2) or more members of the Board to administer the Plan, which committee (the “Committee”) may be an executive, compensation or other committee, including a separate committee especially created for this purpose. The Board or, if applicable, the Committee is referred to herein as the “Plan Administrator”.

2.2                      If and so long as the Common Stock is registered under Section 12(b) or 12(g) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Board shall consider in selecting the Plan Administrator and the membership of any Committee, with respect to any persons subject or likely to become subject to Section 16 of the Exchange Act, the provisions regarding (a) “outside directors” as contemplated by Section 162(m) of the Code, and (b) “Non-Employee Directors” as contemplated by Rule 16b-3 under the Exchange Act.

2.3                      The Committee shall have the powers and authority vested in the Board hereunder (including the power and authority to interpret any provision of the Plan or of any Option).  The members of any such Committee shall serve at the pleasure of the Board.  A majority of the members of the Committee shall constitute a quorum, and all actions of the Committee shall be taken by a majority of the members present.  Any action may be taken by a written instrument signed by all of the members of the Committee and any action so taken shall be fully effective as if it had been taken at a meeting.

2.4                      The Board may at any time amend, suspend or terminate the Plan, subject to such shareholder approval as may be required by Applicable Laws provided that:

(a)	no Options may be granted during any suspension of the Plan or after termination of the Plan; and

(b)
any amendment, suspension or termination of the Plan will not affect Options already granted, and such Options will remain in full force and affect as if the Plan had not been amended, suspended or terminated, unless mutually agreed

                (c)           otherwise between the Optionee (as defined below) and the Plan Administrator, which agreement will have to be in writing and signed by the Optionee and the Company.

2.5                      Subject to the provisions of this Plan, and with a view to effecting its purpose, the Plan Administrator shall have sole authority, in its absolute discretion, to:

(a)	construe and interpret this Plan;

(b)	define the terms used in the Plan;

(c)	prescribe, amend and rescind the rules and regulations relating to this Plan;

(d)	correct any defect, supply any omission or reconcile any inconsistency in this Plan;

(e)	grant Options under this Plan;

(f)	determine the individuals to whom Options shall be granted under this Plan and whether the Option is an Incentive Stock Option or a Non-Qualified Stock Option, or otherwise;

(g)	determine the time or times at which Options shall be granted under this Plan;

(h)	determine the number of shares of Common Stock subject to each Option, the exercise price of each Option, the duration of each Option and the times at which each Option shall become exercisable;

(i)	determine all other terms and conditions of the Options;

(j)	approve the form of Agreements used under this Plan; and

(k)	make all other determinations and interpretations necessary and advisable for the administration of the Plan.

2.6                      All decisions, determinations and interpretations made by the Plan Administrator shall be binding and conclusive on all participants in the Plan and on their legal representatives, heirs and beneficiaries, subject to any contrary determination by the Board.

3.	ELIGIBILITY

3.1                      Incentive Stock Options may be granted to any individual who, at the time the Option is granted, is an employee of the Company or any Related Company (as defined below) (“Eligible Employees”) subject to tax in the United States.

3.2                      Non-Qualified Stock Options may be granted to Eligible Employees, directors, officers, consultants and to such other persons who are not Eligible Employees as the Plan Administrator shall select, subject to any Applicable Laws.

3.3                      Options may be granted in substitution for outstanding options of another company in connection with the merger, consolidation, acquisition of property or stock or other reorganization between such other company and the Company or any subsidiary of the Company.  Options also may be granted in exchange for outstanding Options.

3.4                      Any person to whom an Option is granted under this Plan is referred to as an “Optionee”.  Any person who is the owner of an Option is referred to as a “Holder”.

3.5                      As used in this Plan, the term “Related Company” shall mean any company (other than the Company) that is a “Parent Company” of the Company or “Subsidiary Company” of the Company, as those terms are defined in Sections 424(e) and 424(f), respectively, of the Code (or any successor provisions) and the regulations thereunder (as amended from time to time).

4.                        STOCK

4.1                     The Plan Administrator is authorized to grant Options to acquire shares of the Company’s authorized but unissued, or reacquired, Common Stock up to 10% of the outstanding Common Stock at the time of the grant.  The number of shares with respect to which Options may be granted hereunder is subject to adjustment as set forth in Section 5.1(m) hereof.  In the event that any outstanding Option expires or is terminated for any reason, the shares of Common Stock allocable to the unexercised portion of such Option may again be subject to an Option granted to the same Optionee or to a different person eligible under Section 3 of this Plan.

5.                       TERMS AND CONDITIONS OF OPTIONS

5.1                      Each Option granted under this Plan shall be evidenced by a written agreement approved by the Plan Administrator (the “Agreement”).  Agreements may contain such provisions, not inconsistent with this Plan, as the Plan Administrator in its discretion may deem advisable.  All Options also shall comply with the following requirements:

(a)	Number of Shares and Type of Option

Each Agreement shall state the number of shares of Common Stock to which it pertains and, for Optionees subject to tax in the United States, whether the Option is intended to be an Incentive Stock Option or a Non-Qualified Stock Option, provided that:

(i)	in the absence of action to the contrary by the Plan Administrator in connection with the grant of an Option, all Options shall be Non-Qualified Stock Options;

(ii)
the aggregate fair market value (determined at the Date of Grant, as defined below) of the stock with respect to which Incentive Stock Options are exercisable for the first time by an Optionee subject to tax in the United States during any calendar year (granted under this Plan and all other Incentive Stock Option plans of the Company, a Related Company or a predecessor company) shall not exceed U.S.$100,000, or such other limit as may be prescribed by the Code as it may be amended from time to time (the “Annual Limit”); and

(iii)	any portion of an Option which exceeds the Annual Limit shall not be void but rather shall be a Non-Qualified Stock Option.

(b)	Date of Grant

Each Agreement shall state the date the Plan Administrator has deemed to be the effective date of the Option for purposes of this Plan (the “Date of Grant”).

(c)	Option Price

Each Agreement shall state the price per share of Common Stock at which it is exercisable.  The Plan Administrator shall act in good faith to establish the exercise price in accordance with Applicable Laws; provided that:

(i)
the per share exercise price for an Incentive Stock Option or any Option granted to a “covered employee” as such term is defined for purposes of Section 162(m) of the Code (“Covered Employee”) shall not be less than the fair market value per share of the Common Stock at the Date of Grant as determined by the Plan Administrator in good faith;

(ii)
with respect to Incentive Stock Options granted to greater-than-ten percent (>10%) shareholders of the Company (as determined with reference to Section 424(d) of the Code), the exercise price per share shall not be less than one hundred ten percent (110%) of the Fair Market Value (as such term is defined in (v) below) per share of the Common Stock at the Date of Grant as determined by the Plan Administrator in good faith;

(iii)
Options granted in substitution for outstanding options of another company in connection with the merger, consolidation, acquisition of property or stock or other reorganization involving such other company and the Company or any subsidiary of the Company may be granted with an exercise price equal to the exercise price for the substituted option of the other company, subject to any adjustment consistent with the terms of the transaction pursuant to which the substitution is to occur; and

(iv)	with respect to Non-Qualified Stock Options, the exercise price per share shall be determined by the Plan Administrator at the time the Option is granted.

(v)
For the purposes of the Plan, “Fair Market Value” means, with respect to the Common Stock and as of the date an Incentive Stock Option is granted hereunder, the market price per share of such Common Stock determined by the Committee, consistent with the requirements of Section 422 of the Code and to the extent consistent therewith, as follows: (i) if the Common Stock was traded on a stock exchange on the date in question, then the Fair Market Value will be equal to the closing price reported by the applicable composite-transactions report for such date;  (ii) if the Common Stock was traded over-the-counter on the date in question and was classified as a national market issue, then the Fair Market Value will be equal to the last-transaction price quoted by the applicable trading market’s system for such date; (iii) if the Stock was traded over-the-counter on the date in question but was not classified as a national market issue, then the Fair Market Value will be equal to the average of the last reported representative bid and asked prices quoted by the applicable trading market’s system for such date; and (iv) if none of the foregoing provisions is applicable, then the Fair Market Value will be determined by the Committee in good faith on such basis as it deems appropriate.

(d)	Duration of Options

At the time of the grant of the Option, the Plan Administrator shall designate, subject to paragraph 5.1(g) below, the expiration date of the Option, which date shall not be later than ten (10) years from the Date of Grant; provided, that the expiration date of any Incentive Stock Option granted to a greater-than-ten percent (>10%) shareholder of the Company (as determined with reference to Section 424(d) of the Code) shall not be later than five (5) years from the Date of Grant.  In the absence of action to the contrary by the Plan Administrator in connection with the grant of a particular Option, and except in the case of Incentive Stock Options as described above, all Options granted under this Plan shall expire five (5) years from the Date of Grant.

(e)	Vesting Schedule

No Option shall be exercisable until it has vested.  The vesting schedule for each Option shall be specified by the Plan Administrator at the time of grant of the Option prior to the provision of services with respect to which such Option is granted; provided that if no vesting schedule is specified at the time of grant, the Option shall vest as follows:

(i)	90 days after the Date of Grant, the Option shall vest and shall become exercisable with respect to 25% of the Common Stock to which it pertains;

(ii)	on the first anniversary of the Date of Grant, the Option shall vest and shall become exercisable with respect to an additional 25% of the Common Stock to which it pertains;

(iii)	on the second anniversary of the Date of Grant, the Option shall vest and shall become exercisable with respect to an additional 25% of the Common Stock to which it pertains; and

                                 (iv)        on the third anniversary of the Date of Grant, the Option shall vest and shall become exercisable with respect to balance of the Common Stock to which it pertains.

The Plan Administrator may specify a vesting schedule for all or any portion of an Option based on the achievement of performance objectives established in advance of the commencement by the Optionee of services related to the achievement of the performance objectives.  Performance objectives shall be expressed in terms of one or more of the following:  return on equity, return on assets, share price, market share, sales, earnings per share, costs, net earnings, net worth, inventories, cash and cash equivalents, gross margin or the Company’s performance relative to its internal business plan, or such other terms as determined and directed by the Board.  Performance objectives may be in respect of the performance of the Company as a whole (whether on a consolidated or unconsolidated basis), a Related Company, or a subdivision, operating unit, product or product line of either of the foregoing.  Performance objectives may be absolute or relative and may be expressed in terms of a progression or a range.  An Option that is exercisable (in full or in part) upon the achievement of one or more performance objectives may be exercised only following written notice to the Optionee and the Company by the Plan Administrator that the performance objective has been achieved.

(f)	Reserved.

(g)	Term of Option

(i)
Options that have vested as specified by the Plan Administrator or in accordance with this Plan, shall terminate, to the extent not previously exercised, upon the occurrence of the first of the following events:

(A)	the expiration of the Option, as designated by the Plan Administrator in accordance with Section 5.1(d) above;

(B)	the date of an Optionee’s termination of employment or contractual relationship with the Company or any Related Company for cause (as determined in the sole discretion of the Plan Administrator);

(C)
the expiration of three (3) months from the date of (i) an Optionee’s termination of employment or contractual relationship with the Company or any Related Company for any reason whatsoever other than cause, death or Disability (as defined below), or (ii) an Optionee’s resignation as an officer, director, employee or consultant of the Company or any Related Company; or

(D)	the expiration of one year (1) from termination of an Optionee’s employment or contractual relationship by reason of death or Disability (as defined below).

(ii)
Upon the death of an Optionee, any vested Options held by the Optionee shall be exercisable only by the person or persons to whom such Optionee’s rights under such Option shall pass by the Optionee’s will or by the laws of descent and distribution of the Optionee’s domicile at the time of death and only until such Options terminate as provided above.

(iii)
For purposes of the Plan, unless otherwise defined in the Agreement, “Disability” shall mean medically determinable physical or mental impairment which has lasted or can be expected to last for a continuous period of not less than six (6) months or that can be expected to result in death.  The Plan Administrator shall determine whether an Optionee has incurred a Disability on the basis of medical evidence acceptable to the Plan Administrator.  Upon making a determination of Disability, the Plan Administrator shall, for purposes of the Plan, determine the date of an Optionee’s termination of employment or contractual relationship.

(iv)
Unless accelerated in accordance with Section 5.1(f) above, unvested Options shall terminate immediately upon the Optionee resigning from or the Company terminating the Optionee’s employment or contractual relationship with the Company or any Related Company for any reason whatsoever, including death or Disability.

(v)
For purposes of this Plan, transfer of employment between or among the Company and/or any Related Company shall not be deemed to constitute a termination of employment with the Company or any Related Company.  For purposes of this subsection, employment shall be deemed to continue while the Optionee is on military leave, sick leave or other bona fide leave of absence (as determined by the Plan Administrator). The foregoing notwithstanding, employment shall not be deemed to continue beyond the first ninety (90) days of such leave, unless the Optionee’s re-employment rights are guaranteed by statute or by contract.

(h)	Exercise of Options

(i)
Options shall be exercisable, in full or in part, at any time after vesting, until termination.  If less than all of the shares included in the vested portion of any Option are purchased, the remainder may be purchased at any subsequent time prior to the expiration of the Option term.  No portion of any Option for less than fifty (50) shares (as adjusted pursuant to Section 5.1(m) below) may be exercised; provided, that if the vested portion of any Option is less than fifty (50) shares, it may be exercised with respect to all shares for which it is vested.  Only whole shares may be issued pursuant to an Option, and to the extent that an Option covers less than one (1) share, it is unexercisable.

(ii)
Options or portions thereof may be exercised by giving written notice to the Company, which notice shall specify the number of shares to be purchased, and be accompanied by payment in the amount of the aggregate exercise price for the Common Stock so purchased, which payment shall be in the form specified in Section 5.1(i) below.  The Company shall not be obligated to issue, transfer or deliver a certificate of Common Stock to the Holder of any Option, until provision has been made by the Holder, to the satisfaction of the Company, for the payment of the aggregate exercise price for all shares for which the Option shall have been exercised and for satisfaction of any tax withholding obligations associated with such exercise.

(iii)
During the lifetime of an Optionee, Options are exercisable only by the Optionee or in the case of a Non-Qualified Stock Option, transferee who takes title to such Option in the manner permitted by subsection 5.1(k) hereof.

(i)	Payment upon Exercise of Option

Upon the exercise of any Option, the aggregate exercise price shall be paid to the Company in cash, by certified or cashier’s check or by wire transfer.  In addition, if pre-approved in writing by the Plan Administrator who may arbitrarily withhold consent, the Holder may pay for all or any portion of the aggregate exercise price by complying with one or more of the following alternatives:

(i)
by delivering to the Company shares of Common Stock previously held by such Holder, or by the Company withholding shares of Common Stock otherwise deliverable pursuant to exercise of the Option, which shares of Common Stock received or withheld shall have a fair market value at the date of exercise (as determined by the Plan Administrator) equal to the aggregate exercise price to be paid by the Optionee upon such exercise; or

(ii)	by complying with any other payment mechanism approved by the Plan Administrator at the time of exercise.

(j)	No Rights as a Shareholder

A Holder shall have no rights as a shareholder with respect to any shares covered by an Option until such Holder becomes a record holder of such shares, irrespective of whether such Holder has given notice of exercise.  Subject to the provisions of Section 5.1(m) hereof, no rights shall accrue to a Holder and no adjustments shall be made on account of dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights declared on, or created in, the Common Stock for which the record date is prior to the date the Holder becomes a record holder of the shares of Common Stock covered by the Option, irrespective of whether such Holder has given notice of exercise.

(k)	Transfer of Option

(i)
Options granted under this Plan and the rights and privileges conferred by this Plan may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will or by applicable laws of descent and distribution or pursuant to a qualified domestic relations order, and shall not be subject to execution, attachment or similar process; provided however that, subject to applicable laws:

(A)
for Incentive Stock Options and if permitted by applicable law at the time, any Agreement may provide or be amended to provide that an Option to which it relates is transferable without payment of consideration to immediate family members of the Optionee or to trusts or partnerships or limited liability companies established exclusively for the benefit of the Optionee and the Optionee’s immediate family members; or

(B)	for Non-Qualified Stock Options, the Optionee’s heirs or administrators may exercise any portion of the outstanding Options within one year of the Optionee’s death.

(ii)
Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of any Option or of any right or privilege conferred by this Plan contrary to the provisions hereof, or upon the sale, levy or any attachment or similar process upon the rights and privileges conferred by this Plan, such Option shall thereupon terminate and become null and void.

(l)	Securities Regulation and Tax Withholding

(i)
Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such shares shall comply with all Applicable Laws.  The inability of the Company to obtain from any regulatory body or authority deemed by the Company to be necessary for the lawful issuance and sale of any Options or shares under this Plan, or the unavailability of an exemption from registration for the issuance and sale of any shares under this Plan, shall relieve the Company of any liability with respect to the non-issuance or sale of such Options or shares.

(ii)
As a condition to the exercise of an Option, the Plan Administrator may require the Holder to represent and warrant in writing at the time of such exercise that the shares are being purchased only for investment and without any then-present intention to sell or distribute such shares.  At the option of the Plan Administrator, a stop-transfer order against such shares may be placed on the stock books and records of the Company, and a legend indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such shares in order to assure an exemption from registration.  The Plan Administrator also may require such other documentation as may from time to time be necessary to comply with all Applicable Laws.  THE COMPANY HAS NO OBLIGATION TO UNDERTAKE REGISTRATION OF OPTIONS OR THE SHARES OF STOCK ISSUABLE UPON THE EXERCISE OF OPTIONS.

(iii)
The Holder shall pay to the Company by wire transfer, certified or cashier’s check, promptly upon exercise of an Option or, if later, the date that the amount of such obligations becomes determinable, all applicable federal, state, provincial, local and foreign withholding taxes that the Plan Administrator, in its discretion, determines to result upon exercise of an Option or from a transfer or other disposition of shares of Common Stock acquired upon exercise of an Option or otherwise related to an Option or shares of Common Stock acquired in connection with an Option.  Upon approval of the Plan Administrator, a Holder may satisfy such obligation by complying with one or more of the following alternatives selected by the Plan Administrator:

(A)
by delivering to the Company shares of Common Stock previously held by such Holder or by the Company withholding shares of Common Stock otherwise deliverable pursuant to the exercise of the Option, which shares of Common Stock received or withheld shall have a fair market value at the date of exercise (as determined by the Plan Administrator) equal to any withholding tax obligations arising as a result of such exercise, transfer or other disposition; or

(B)	by complying with any other payment mechanism approved by the Plan Administrator from time to time.

(iv)
The issuance, transfer or delivery of certificates of Common Stock pursuant to the exercise of Options may be delayed, at the discretion of the Plan Administrator, until the Plan Administrator is satisfied that the applicable requirements of all securities laws and withholding provisions under all applicable laws have been met and that the Holder has paid or otherwise satisfied any withholding tax obligation as described in paragraph 5.1(l)(iii) above.

(m)	Stock Dividend or Reorganization

(i)
If: (1) the Company shall at any time be involved in a transaction described in Section 424(a) of the Code (or any successor provision) or any “corporate transaction” described in the regulations thereunder; (2) the Company shall declare a dividend payable in, or shall subdivide, reclassify, reorganize, or combine, its Common Stock or otherwise effect a change in the outstanding Common Stock as a result of a stock split, reverse stock split or other recapitalization; or (3) any other event with substantially the same effect shall occur, the Plan Administrator shall, subject to applicable law, with respect to each outstanding Option, proportionately adjust the number of shares of Common Stock subject to such Option and/or the exercise price per share so as to preserve the rights of the Holder substantially proportionate to the rights of the Holder prior to such event, and to the extent that such action shall include an increase or decrease in the number of shares of Common Stock subject to outstanding Options, the number of shares available under Section 4 of this Plan and the exercise price for such Options shall automatically be increased or decreased, as the case may be, proportionately, without further action on the part of the Plan Administrator, the Company, the Company’s shareholders, or any Holder, so as to preserve the proportional rights of the Holder.

(ii)
In the event that the presently authorized capital stock of the Company is changed into the same number of shares with a different par value, or without par value, the stock resulting from any such change shall be deemed to be Common Stock within the meaning of the Plan, and each Option shall apply to the same number of shares of such new stock as it applied to old shares immediately prior to such change.

(iii)
If the Company shall at any time declare an extraordinary dividend with respect to the Common Stock, whether payable in cash or other property, the Plan Administrator may, subject to applicable law, in the exercise of its sole discretion and with respect to each outstanding Option, proportionately adjust the number of shares of Common Stock subject to such Option and/or adjust the exercise price per share so as to preserve the rights of the Holder substantially proportionate to the rights of the Holder prior to such event, and to the extent that such action shall include an increase or decrease in the number of shares of Common Stock subject to outstanding Options, the number of shares available under Section 4 of this Plan shall automatically be increased or decreased, as the case may be, proportionately, without further action on the part of the Plan Administrator, the Company, the Company’s shareholders, or any Holder.  The foregoing adjustments in the shares subject to Options shall be made by the Plan Administrator, or by any successor administrator of this Plan, or by the applicable terms of any assumption or substitution document.

(iv)
The grant of an Option shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, to merge, consolidate or dissolve, to liquidate or to sell or transfer all or any part of its business or assets.

(v)	In the event of the dissolution or liquidation of the Company, each Option shall terminate immediately prior to the consummation of such action, unless otherwise determined by the Plan Administrator.

6.	EFFECTIVE DATE; SHAREHOLDER APPROVAL

6.1                      Incentive Stock Options may be granted by the Plan Administrator from time to time on or after the date on which this Plan is adopted by the Board (the “Effective Date”) through the day immediately preceding the tenth anniversary of the Effective Date.

6.2                      Non-Qualified Stock Options may be granted by the Plan Administrator on or after the Effective Date and until this Plan is terminated by the Board in its sole discretion.

6.3                      Termination of this Plan shall not terminate any Option granted prior to such termination.

6.4                      Any Incentive Stock Options granted by the Plan Administrator prior to the approval of this Plan by the shareholders of the Company shall be granted subject to ratification of this Plan by the shareholders of the Company within twelve (12) months before or after the Effective Date.  If such shareholder ratification is not obtained, all Incentive Stock Options granted prior thereto and thereafter shall be considered Non-Qualified Stock Options and any Incentive Stock Options granted to Covered Employees will not be eligible for the exclusion set forth in Section 162(m) of the Code with respect to the deductibility by the Company of certain compensation.

7.	NO OBLIGATIONS TO EXERCISE OPTION

7.1                      The grant of an Option shall impose no obligation upon the Optionee to exercise such Option.

8.	NO RIGHT TO OPTIONS OR TO EMPLOYMENT

8.1                      Whether or not any Options are to be granted under this Plan shall be exclusively within the discretion of the Plan Administrator, and nothing contained in this Plan shall be construed as giving any person any right to participate under this Plan.

8.2                      The grant of an Option shall in no way constitute any form of agreement or understanding binding on the Company or any Related Company, express or implied, that the Company or any Related Company will employ or contract with an Optionee for any length of time, nor shall it interfere in any way with the Company’s or, where applicable, a Related Company’s right to terminate Optionee’s employment at any time, which right is hereby reserved.

9.	APPLICATION OF FUNDS

9.1                      The proceeds received by the Company from the sale of Common Stock issued upon the exercise of Options shall be used for general corporate purposes, unless otherwise directed by the Board.

10.	INDEMNIFICATION OF PLAN ADMINISTRATOR

10.1                      In addition to all other rights of indemnification they may have as members of the Board, members of the Plan Administrator shall be indemnified by the Company for all reasonable expenses and liabilities of any type or nature, including attorneys’ fees, incurred in connection with any action, suit or proceeding to which they or any of them are a party by reason of, or in connection with, this Plan or any Option granted under this Plan, and against all amounts paid by them in settlement thereof (provided that such settlement is approved by independent legal counsel selected by the Company), except to the extent that such expenses relate to matters for which it is adjudged that such Plan Administrator member is liable for willful misconduct; provided, that within fifteen (15) days after the institution of any such action, suit or proceeding, the Plan Administrator member involved therein shall, in writing, notify the Company of such action, suit or proceeding, so that the Company may have the opportunity to make appropriate arrangements to prosecute or defend the same.

11.	AMENDMENT OF PLAN

11.1                      The Plan Administrator may, subject to Applicable Laws, at any time, modify, amend or terminate this Plan or modify or amend Options granted under this Plan, including, without limitation, such modifications or amendments as are necessary to maintain compliance with applicable statutes, rules or regulations; provided however that:

(a)	no amendment with respect to an outstanding Option which has the effect of reducing the benefits afforded to the Holder thereof shall be made over the objection of such Holder;

(b)	the events triggering acceleration of vesting of outstanding Options may be modified, expanded or eliminated without the consent of Holders;

(c)
the Plan Administrator may condition the effectiveness of any such amendment on the receipt of shareholder approval at such time and in such manner as the Plan Administrator may consider necessary for the Company to comply with or to avail the Company and/or the Optionees of the benefits of any securities, tax, market listing or other administrative or regulatory requirement; and

(d)	the Plan Administrator may not increase the number of shares available for issuance on the exercise of Incentive Stock Options without shareholder approval.

11.2                      Without limiting the generality of Section 11.1 hereof, the Plan Administrator may modify grants to persons who are eligible to receive Options under this Plan who are foreign nationals or employed outside Canada and the United States to recognize differences in local law, tax policy or custom.

Effective Date:  December ____, 2010

NEWCASTLE RESOURCES LTD.

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual and Special Meeting to be held on December 14, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 AM, Pacific Time, on December 10, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet
Call the number listed BELOW from a touch tone telephone.	Go to the following web site:
1-866-732-VOTE (8683) Toll Free	www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.  Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder I/We, being holder(s) of Newcastle Resources Ltd. hereby appoint(s): David Hall, or failing him Peter Jensen, or failing him, Matt Wayrynen			OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of Newcastle Resources Ltd. to be held at 8th Floor 885 West Georgia Street, Vancouver, BC on December 14, 2010 at 10:00 AM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.
						For	Against
1. Set the Number of Directors To set the number of Directors at four (4).

2. Election of Directors	For	Withhold		For	Withhold	For	Withhold
01. David Hall			02. Peter Jensen			03. Matt Wayrynen
0.4 Rolf Hoffman
						For	Withhold
3. Appointment of Auditors Appointment of Manning Elliott LLP as the auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration.
						For	Withhold
4. Continuance and Name Change
To consider and if thought fit, to approve, by special resolution, the continuance of the Company out of the Province of Ontario and into the Province of British Columbia and, upon continuance, the change of name of the Company from “Newcastle Resources Ltd.” to “Replicel Life Sciences Inc.”, as more particularly described in the Information Circular under the heading “Particulars of Matters to be Acted Upon – Continuance into British Columbia and Concurrent Name Change”.

						For	Withhold
5. Stock Option Plan Approval of the adoption of the 2010 Stock Option Plan.
Authorized Signature(s) – This section must be completed by your instructions to be executed
I/We authorize you to act in accordance with my/our instructions set out above.  I/We hereby revoke any proxy previously given with respect to the Meeting.  If No voting instructions are indicated above, this Proxy will be voted as recommended by Management.
				Signature(s)			Date ___________________

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail	Annual Financial Statements – Mark this box if you would like to receive Annual financial statements and accompanying Management’s Discussion and Analysis by mail

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

NEWCASTLE RESOURCES LTD.

SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 Continuous Disclosure Obligations mandates that Newcastle Resources Ltd. (the “Company”) send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company’s annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the “Statements”), in accordance with the procedures set out in National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer.  If you wish to receive either or both of the Statements, you must complete this form and forward it to the Company’s transfer agent at the following address:

COMPUTERSHARE
510 Burrard Street, 3rd Floor
Vancouver, BC  V6C 3B9

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker, or bank’s name).

*******

If you wish to receive Statements of the Company, please complete below and return.  Yes, I would like to receive:

Interim Financial Statements and MD&A
Annual Financial Statements and MD&A

(Please PRINT your name and address)

(First Name and Surname)

(Number and Street) (Apartment/Suite)

(City, Province/State)

(Postal Code)

(Email Address)
Signed:
(Signature of Shareholder)
Dated:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newcastle Resources Ltd.

/s/ Brent Petterson
Brent Petterson,
Chief Financial Officer and Director
Date: November 24, 2010